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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO

                  Tender Offer Statement Under Section 14(D)(1)

               Or 13(E)(1) of the Securities Exchange Act of 1934

                         CSI COMPUTER SPECIALISTS, INC.

                            (Name of Subject Company)

                                              -----------------------

                         Csi Computer Specialists, Inc.

                       (Name of Filing Person -- Offeror)

                    Common Stock, Par Value $0.001 Per Share

                        (Title of Classes of Securities)

                                                     12631103

                      (CUSIP Number of Class of Securities)

                                              -----------------------

                                Robert V. Windley

                         CSI Computer Specialists, Inc.

                         904 Wind River Lane, Suite 100

                          Gaithersburg, Maryland 63101

                                                  (301) 921-8860

     (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                              -----------------------

                                 With a copy to:

                Denise R. Brown, Esq.
                     Shaw Pittman

                 2300 N Street, N.W.
                 Washington, DC 20037

                    (202) 663-8000

                            CALCULATION OF FILING FEE

               TRANSACTION VALUATION*                      AMOUNT OF FILING FEE

                          $2,520,888                               $504.18

   * Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 2,520,888 shares of common stock, par value $0.001 per share (the "Common Shares"), at a price per Common Share of $1.00 cash. Such number of Common Shares represents the fully diluted number of Common Shares outstanding as of April 24, 2000, less the number of Common Shares already beneficially owned by Mr. Donald C. Weymer, Interactive Systems, Inc.'s Chief Executive Officer, President, a Director and 98% shareholder.

       [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:  None.               Filing Party: Not Applicable
       Form or Registration No.:  Not applicable.   Date Filed:  Not applicable.

       [  ]  Check  the  box  if  the  filing   relates  solely  to  preliminary
       communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       [X] third-party tender offer subject to Rule 14d-1.

       [ ]  issuer tender offer subject to Rule 13e-4.

       [ ]  going-private transaction subject to Rule 13e-3.

       [ ]  amendment to Schedule 13D under Rule 13d-2.

               Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

       This Tender Offer Statement on Schedule TO is filed by Interactive Systems, Inc. ("ISI"), an affiliate of CSI Computer Specialists, Inc. The Schedule TO relates to the offer by ISI to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Common Shares"), of CSI Computer Specialists, Inc. (the "Company") at $1.00 per Common Share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the "Offer"), attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in the Offer is incorporated herein by reference with respect to Items 1-9, 11 and 13 of Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

       ISI believes that its financial statements are immaterial to a decision as to whether to tender Common Shares in the Offer because (a) the only consideration offered for the Common Shares is cash; (b) the Offer is not subject to any financing condition; and (c) the Offer is for all of the outstanding Common Shares not already owned by Mr. Donald C. Weymer, the founder, Chief Executive Officer, President, a Director and 98% shareholder of ISI.

ITEM 12.  EXHIBITS.

            (a)(1)    Offer to Purchase dated April 26, 2000.

            (a)(2)    Form of Letter of Transmittal.

            (a)(3)    Form of Notice of Guaranteed Delivery.

            (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

            (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

            (a)(6) Text of press release jointly issued by ISI and the Company dated April 26, 2000.

               (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

            (b)(1) Amended and Restated Loan and Security Agreement between ISI and Sandy Spring National Bank, for $4,000,000 Line of Credit, dated March 30, 2000, and Related Promissory Note.

            (b)(2) Letter of Consent between ISI and Sandy Spring National Bank, dated April 24, 2000.

            (g)       None.

            (h)       None.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    INTERACTIVE SYSTEMS, INC.

                                      By /s/ DONALD C. WEYMER

                                   Name:     Donald C. Weymer
                                  Title:   President and Chief Executive Officer

Dated: April 26, 2000

                                  EXHIBIT INDEX

            (a)(1)    Offer to Purchase dated April 26, 2000.

            (a)(2)    Form of Letter of Transmittal.

            (a)(3)    Form of Notice of Guaranteed Delivery.

            (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

            (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

            (a)(6) Text of press release jointly issued by ISI and the Company dated April 26, 2000.

               (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

            (b)(1) Amended and Restated Loan and Security Agreement between ISI and Sandy Spring National Bank, for $4,000,000 Line of Credit, dated March 30, 2000, and Related Promissory Note.

            (b)(2) Letter of Consent between ISI and Sandy Spring National Bank, dated April 24, 2000.

            (g)       None.

            (h)       None.